Mail Stop 4561

October 12, 2005

David M. Kepler
President
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331

Re: Greenville Federal Financial Corporation
    Form SB-2, amendment number 2, filed September 28, 2005
    File Number 333-126035

Dear Mr. Kepler:

        We have reviewed amendment number 2 to your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        We have used page numbers that relate to the marked copy of your amendment.

How we determined the offering range…, page 4

1.   Please consider using a more meaningful shortened form of Greenville Financial than "the Association."

2.   Please revise the second paragraph to describe the characteristics of the peer group companies. Be certain to include the extent to which they are fully converted.

3.   Please revise this section to be consistent internally and with the disclosure in the appraisal, or explain any differences. For example:

> • You state in the second paragraph that the appraisal analysis was done on a price-to earnings basis, but identify price-to-core information in the column headings on page 5.

> • At the top of page 5 you say that the figures for the peer group are provided "assuming they had completed a second-step conversion." You also use "fully converted pro forma" in the column headings for peer group information, yet in the appraisal there is a statement that only fully converted companies were included in the peer group. Please also clarify, if you retain both forms, that having completed a "second-step conversion" and being "fully converted" are the same thing.

4.   Please return the price-to-earnings and price-to-book information for the company on a partially converted basis to reflect this offering. Also provide this information for the peer group companies or explain in the filing why this is not possible.

Risks related to our business, page 13

5.   We note your dependence on being able to invest the proceeds of the offering in loans, referenced in at the top of page 14, and your later disclosure about your already cash rich position resulting from the sale of your fixed rate loans. We further note the last sentence of your cover letter response to our prior comment number 12 in which you state that you have no estimate as to how long it will be before you can effectively invest in loans after the offering. Given the apparent significance of this matter, please revise to address it in a separate risk factor.

6.   In the liquidity discussion of your MD&A section, describe your strategy for dealing with this situation.

Declining deposits

7.   Consider a risk factor to address your declining deposits or advise us why this is not warranted. We note that deposits have declined in each of the past two years to a

significant extent despite your position, stated on page 42, that management "strives to maintain a moderate rate of growth in deposits."

8.   Disclose in the MD&A section the underlying reasons for this decline and describe your strategy for dealing with the situation.

Pro forma data, page 26

9.   Please refer to prior comment 15. Please tell us how you have concluded that a pro forma adjustment for the put option, inherent in the ESOP, is not necessary. In your response, please address the illiquidity of the exchange upon which the shares will be trading. Refer us to the technical guidance you have considered.

10.   Please refer to prior comment 15. If you conclude that the put option will exist, please revise the notes to the pro forma financial statements to provide clear disclosures about the existence and conditions of the put.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David M. Kepler
Greenville Federal Financial Corporation
October 12, 2005
Page 4

Direct any questions on accounting matters to Margaret E. Fitzgerald at 202-551-3556, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3434.

Sincerely,

Michael Clampitt
Senior Attorney

By fax: Cynthia A. Shafer
         Fax number 513-852-7895